STRATASYS, INC.
7665 Commerce Way
Eden Prairie, MN 55344

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 30, 2011

Re:	Stratasys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 9, 2011
Form 10-Q for the Quarterly Period ended March 31, 2011
Filed March 10, 2011
File No. 001-13400

Dear Mr. Wilson:

We are responding to your comment letter dated June 23, 2011, regarding our Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011. We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Cash Flows, Page F-10

1.	Please clarify the nature of the “proceeds from the sale of investments” within your cash flows from investing activities. For sales of your held-to-maturity investments tell us how any sales are consistent with that classification and how you comply with ASC 320-10-25. In this respect, explain how you present the proceeds from the maturities of held-to-maturity investments within your consolidated statement of cash flows. We refer you to the guidance in ASC 320-10-45-11.

Response

During the year ended December 31, 2010, we did not sell any investments classified as held-to-maturity in accordance with ASC 320-10-25. The consolidated statements of cash flows caption “proceeds from sale of investments” represents cash proceeds from the maturity of investments during the year ended December 31, 2010. In order to clarify the nature of proceeds from the maturity of investments, we will revise the consolidated statement of cash flows caption to “Proceeds from the maturity of investments” in future periodic reports.

Notes to the Consolidated Financial Statements

Note 19. Litigation, Page F-31

2.	Please tell us whether it is reasonably possible that the outcome of the various legal proceedings could have a material effect on your financial statements. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred you must either disclose an estimate of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. We refer you to ASC 450-20-50 and SAB Topic 5Y.

Response

We regularly evaluate the status of legal proceedings in which we are involved to evaluate the possibility that the outcome will have a material effect on our financial statements. We believe that the outcome of legal proceedings pending at the time that we filed our Annual Report on Form 10-K would not have a material effect on our financial statements as of December 31, 2010 and that there was not a reasonable possibility that a loss exceeding amounts already recognized may be incurred. Our evaluation of pending legal proceedings has not changed since that time. However, if we were to determine that the outcome of any existing or new legal proceedings would have a material effect on our financial statements or that there was a reasonable possibility that a loss exceeding amounts already recognized may be incurred, we will modify our disclosure to provide an estimate of the additional loss or a range of loss that is reasonably possible or state that an estimate cannot be made.

After reviewing our disclosure in light of your comment, we believe that we can improve future periodic reports by replacing it with the following to the extent applicable:

The Company is party to various legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. Furthermore, the Company believes that there is not a reasonable possibility that any loss that would be incurred in connection with these legal proceedings will exceed amounts already recognized in the consolidated financial statements as of [the end of the period covered by the report].

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Recently Issued Accounting Pronouncements, Page 4

3.	Clarify your disclosures that state, “If the selling price still cannot be reasonably determined for all of the separate items in the multiple-deliverable arrangement, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition until all items have been delivered.” In this respect, the selling price used for each deliverable should be based on vendor specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or the estimated selling price if neither vendor specific objective evidence nor third-party evidence is available. Tell us why your delay of revenue recognition until all items have been delivered is appropriate. We refer you to the guidance in ASC 605-25-30-2.

Response

Although the disclosure you are referring to is a stand alone paragraph, it was meant to be read in conjunction with the preceding paragraph where we describe our revenue recognition policy in accordance with ASC 605 – Revenue Recognition. This particular disclosure was meant to explain to the reader that if after attempting to apply the selling price hierarchy described in ASC 605-25-30-2 (as described in that preceding paragraph), we were still unable to determine a reasonable selling price for all of the deliverables in the arrangement, that the transaction would in fact not be considered a “multiple-deliverable” arrangement and would be recognized as revenue only when the entire arrangement has been delivered.

After reviewing our disclosure in light of your comment, we believe that we can clarify future periodic reports by removing the following statement:

If the selling price still cannot be reasonably determined for all of the separate items in the multiple-deliverable arrangement, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition until all items have been delivered.

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After reviewing the staff’s comments on our 2010 Form 10-K and March 31, 2011 Form 10-Q, we appreciate and find merit with the staff comments on the filings. We will follow the staff’s guidance with respect to these disclosure items in our future periodic reports.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

/s/ Robert F. Gallagher

Robert F. Gallagher
Chief Financial Officer